UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ____)

                              THE KOREA FUND, INC.
                              --------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    500634100
                                    ---------
                                 (CUSIP Number)

                                Jeffrey B. Larson
                          Sowood Capital Management LP
                         500 Boylston Street, 17th Floor
                           Boston, Massachusetts 02116
                                 (617) 603-3400

                                 with a copy to:

                              Theodore Altman, Esq.
                                Piper Rudnick LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                          -----------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 23, 2004
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

--------------------------------                                                        ---------------------------------
CUSIP No. 500634100                                  SCHEDULE 13D                                   Page 2 of 6 Pages
--------------------------------                                                        ---------------------------------
------------- -----------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

              Sowood Capital Management LP

------------- -----------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)    |_|
                                                                                                      (b)     X

------------- -----------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- -----------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS


------------- -----------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|

------------- -----------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

------------------------------------ --------- --------------------------------------------------------------------------
         NUMBER OF SHARES               7      SOLE VOTING POWER
           BENEFICIALLY
                                               0

                                     --------- --------------------------------------------------------------------------
           OWNED BY EACH                8      SHARED VOTING POWER
         REPORTING PERSON
              WITH
                                               0

                                     --------- --------------------------------------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               9,924,971

                                     --------- --------------------------------------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               0
------------------------------------
------------- -----------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,924,971

------------- -----------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

------------- -----------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22%

------------- -----------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IA
------------- -----------------------------------------------------------------------------------------------------------

        ITEM 1.            SECURITY AND ISSUER

        This statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of The Korea Fund, Inc., a Maryland corporation (the "Issuer"), which has its principal executive offices at 345 Park Avenue, New York, New York 10154.

        ITEM 2.            IDENTITY AND BACKGROUND

        This statement is filed by Sowood Capital Management LP ("Sowood"), a Delaware limited partnership. The principal executive offices of Sowood are located 500 Boylston Street, 17th Floor, Boston, Massachusetts 02116. Sowood is an investment manager.

         Information relating to each of the directors, executive officers and controlling persons of Sowood is contained in Exhibit 99.1 attached hereto and incorporated herein by reference. Each of the directors, executive officers and controlling persons of Sowood is a citizen of the United States of America.

         To Sowood's knowledge and belief, neither Sowood nor any of the persons listed in Exhibit 99.1 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). To Sowood's knowledge and belief, neither Sowood nor any of the persons listed in
Exhibit 99.1 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

         ITEM 4.  PURPOSE OF TRANSACTION

         On September 23, 2004 Sowood, in its capacity as advisor to President and Fellows of Harvard College ("Harvard"), sent a letter to Robert J. Callander, the Chairman of the board of directors of the Issuer requesting that the board consider an alternative manager for the Issuer. Sowood had received an unsolicited proposal for the alternative manager from representatives of ING Barings. Sowood considers the manager proposed by ING a very credible alternative to the Issuer's existing management. It suggested that ING contact Issuer's board directly since selection of the Issuer's manager is the board's responsibility. The full text of the letter is set forth as Exhibit 99.1 hereto.

         Except as described above and in Item 4 of the Schedule 13D as amended filed by Harvard with respect to the Issuer, Sowood does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Sowood reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.

         ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

         (a) Sowood is the beneficial owner of 9,924,971 shares of Common Stock (approximately 22% of the shares of the Issuer's issued and outstanding Common Stock based on the most recent filing of the Issuer with the SEC).

         (b) Sowood does not have the power to vote any shares of Common Stock. Sowood has assumed sole dispositive power with respect to 9,924,971 shares of Common Stock pursuant to an investment management agreement between it and Harvard (the "Investment Management Agreement").

         (c) Not applicable.

         (d) Harvard has the right to receive dividends from, and the proceeds from the sale of, the Common Stock.

         (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Sowood and Harvard have entered in the Investment Management Agreement, pursuant to which Harvard appointed Sowood as an investment manager with respect to certain assets of Harvard, including the Common Stock.

         ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS

         The following documents are filed as Exhibits to this statement:

         EXHIBIT 99.1: Information concerning the directors, executive officers and controlling persons of Sowood.

         EXHIBIT 99.2:  Letter, dated September 23, 2004.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2004              SOWOOD CAPITAL MANAGEMENT LP



                                        By:  /s/ MEGAN KELLEHER
                                             ----------------------------
                                              Name: Megan Kelleher
                                             Title:  Authorized Signatory